NATCORE TECHNOLOGY INC.
2080-777 Hornby Street
Vancouver, B.C., V6Z 1T7

MANAGEMENT INFORMATION CIRCULAR
FOR THE 2016 ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

This information is given as at August 17, 2016

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Natcore Technology Inc. (the “Company”), for use at the Annual and Extraordinary Meeting (the “Meeting”), of the Shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. It is expected that the solicitation will be primarily by Mail. Proxies may also be solicited personally by employees of the Company. Cost of the Solicitation will be borne by the Company. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Company who will not be directly compensated therefore. The Company has arranged for intermediaries to forward meeting materials to beneficial owners of the Shares held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

PROXY INSTRUCTIONS

Appointment of Proxy

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A Shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.

The completed instrument of PROXY must be dated and signed and the duly completed instrument of proxy must be deposited at the Company’s Transfer Agent, COMPUTERSHARE INVESTOR SERVICES INC. no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address for proxies is:

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1,
fax number within North America: 1-866-249-7775          outside North America: (416) 263-9524.

The instrument of proxy must be signed by the Shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

The articles of the Company confer discretionary authority upon the Chairman of the Meeting to accept proxies which do not strictly conform to the foregoing requirements and certain other requirements set forth in the articles.

Voting by Proxy and Exercise of Discretion

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

REVOCATION OF PROXIES

Any registered shareholder who has returned a proxy may revoke it at any time before it has expired. In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders (as defined below under “Non Registered Holders of Common Shares”) who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders (“Non-Registered Holders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. In addition, a person is not a registered shareholder in respect of shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy (collectively, the “Proxy Solicitation Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Proxy Solicitation Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them or unless there is a special meeting involving abridged timing under NI 54-101. Very often, Intermediaries will use service companies, such as ADP Independent Investor Communication Corporation (“ADP”), to forward the Proxy Solicitation Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and deposit it with the Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (such as ADP), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. In the alternative, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who received one of the above mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert their own name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agents, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

NOTICE AND ACCESS

The Company has elected to use the “notice and access” provisions under National Instrument 54-101 “Communications with Beneficial Owners of Securities of a Reporting Issuer” for the Meeting in respect of the mailing of the Meeting materials to shareholders. The notice and access provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials required to be physically mailed to shareholders by allowing a reporting issuer to post its proxy-related meeting materials online.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at August 17, 2016, there are 61,289,302 common shares issued and outstanding. Each Common Share carries the right to one vote. At a general meeting of the Company, on a show of hands, every Shareholder present in person shall have one vote and, on a poll, every Shareholder shall have one vote for each share of which he is the holder.

Only Shareholders of record on the close of business on the 17th day of August, 2016, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company no persons own, directly or indirectly, or exercise control or direction over, shares carrying more than l0% of the voting rights attached to all outstanding shares of the Company.

The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.com. .

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Nova Scotia and Ontario are specifically incorporated by reference into, and form an integral part of, this information circular:

•	Audited Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2015;

•	Interim Financial Statements and Management’s Discussion and Analysis for the period ended March 31, 2015;

•	Interim Financial Statements and Management’s Discussion and Analysis for the period ended June 30, 2015; and

•	Interim Financial Statements and Management’s Discussion and Analysis for the period ended September 30, 2015.

Copies of the documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company’s registered and records offices at 2080-777 Hornby Street, Vancouver, B.C., V6Z 1S4. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

AUDIT COMMITTEE

NI52-110 requires the Company’s audit committee (in this section the “Audit Committee”) to meet certain requirements. It also requires the Company to disclose in this Management section certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee is principally responsible for:

i.	recommending to the Board the external audit or to be nominated for election by the shareholders at each annual general meeting and negotiating the compensation of such external auditor,

ii.	overseeing the work of the external auditor,

iii.

eviewing the Company’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company, and

iv.

reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee’s Charter

The Audit Committee has various responsibilities as set for thin National Instrument 52-110 (“NI52-110”). The Board has adopted a Charter for the Audit Committee which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Charter is below:

Purpose of the Committee

The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities, and legal compliance of the Company and its subsidiaries.

Members of the Committee

The Audit Committee shall consist of no less than three Directors a majority of whom shall be “independent” as defined under National Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

At least one Member of the Audit Committee must be “financially literate” as defined under National Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Meeting Requirements/Quorum

The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members, which shall constitute a meeting for the purposes of this charter. A majority of the members of the Committee shall constitute a quorum.

Duties and Responsibilities

The Audit Committee’s function is one of oversight only and shall not relieve the Company’s management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the auditor review of financial statements. Specifically, the Audit Committee will:

(a)

have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the “Auditors”) who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b) review with the Auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c)

review information, including written statements from the Auditors, concerning any relationships between the Auditors and the Company, or any other relationships that may adversely affect the independence of the Auditors and assess the independence of the Auditors;

(d)

review and discuss with management and the Auditors the Company’s audited financial statements and accompanying Management’s Discussion and Analysis of Financial Conditions (“MD&A”), including a discussion with the Auditors of their judgments as to the quality of the Company’s accounting principles and report on them to the Board;

(e)	review and discuss with management the Company’s interim financial statements and interim MD&A and report on them to the Board;

(f)

pre-approve all auditing services and non-audit services provided to the Company by the Auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the Auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g)	evaluate the external Auditor’s performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h)	periodically review the adequacy of the Company’s internal controls and ensure that such internal controls are effective;

(i)

review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the Auditors that may have a significant impact on the Company’s financial reports, and report on them to the Board;

(j)	oversee and annually review the Company’s Code of Business Conduct and Ethics;

(k)	approve material contracts where the Board of Directors determines that it has a conflict;

(l)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m)

where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company’s expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n)

satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o)	review and monitor all related party transactions which may be entered into by the Company; and

(p)	periodically review the adequacy of its charter and recommending any changes thereto to the Board. Miscellaneous

Miscellaneous

Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as in flexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless a company is a ‘venture issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market, or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI52-110 requires each of the members of the Committee to be independent and financially literate. Since the Company is a ‘venture issuer’ (its securities are listed on the TSX Venture Exchange, but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Company.

As noted above, the members of the audit committee are Charles Provini, John Calhoun and Brien Lundin. All of the members of the Audit Committee are considered independent. All members are considered financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Company to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting, are as follows:

Charles Provini – Mr. Provini holds an Engineering degree from The U.S. Naval Academy in Annapolis, Maryland and a Masters from the University of Oklahoma. Previously, he was the President of Ladenburg Thalmann Asset Management and a Director of Ladenburg Thalmann, Inc., one of the oldest members of the New York Stock Exchange from 11/1997- 10/2000. He served as President of Laidlaw Asset Management as well as Chairman and Chief Investment Officer of Howe & Rusling, Laidlaw’s Portfolio Management Advisory Group from 11/1995- 09/1997. Prior to this, he served as President of Rodman & Renshaw’s Advisory Services from 02/1994- 08/1995 and President of LaSalle Street Corporation, a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette from 01/1983-04/1985. Mr. Provini has been a leadership instructor at the U.S. Naval Academy, Chairman of the U.S. Naval Academy’s Honor Board, and is a former Marine Corp. officer.

John Calhoun – Mr. Calhoun has over 20 years’ experience in corporate finance and is the managing director of Fort Hill Resources LLC, a private investment company. He is the founder/director of FNBC Bank, the largest, De Novo bank in Louisiana and the founder and managing director of the Suites at Sugar Mill Point and Oak Grove Senior Living, long term care facilities. His investments include real estate, entertainment and technology.

Brien Lundin – Mr. Lundin is the president/CEO of Jefferson Financial, Inc. Mr. Lundin is a marketer, investor and investment banker with experience in financing and advising early-stage technology and natural resource enterprises. He is the publisher and editor of several investment publications specializing in these areas, and is the operator of the New Orleans Investment Conference. Mr. Lundin holds a Bachelor of Science from Louisiana State University.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Exemptions in NI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be preapproved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit) or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Polices on Certain Exemptions

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Services Fees

The audit committee has reviewed the nature and amount of the services provided by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Hilton LaBonte LLP for audit services in the last two fiscal years are outlined below:

Nature of Services	Fees Incurred with Auditor for Year Ended December 31, 2015	Fees Incurred with Auditor for Year Ended December 31, 2014

Audit Fees(1)	$25,000		$25,000
Audit Related Fees (2)	$500		$3,500
Tax Fees (3)	$2,500		$3,500
All other Fees (4)	$6,000	$	Nil
Total	$34,000		$32,000

_______________
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” includes all other non-audit services”.

(5)	The figures are estimates based on 2012 fees

Exemptions

The Company is relying on the exemptions provided for in Section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of certain of its reporting obligations under NI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performances and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted NP58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented NI58-101, which prescribes certain disclosure by the Company of its corporate governance practices.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The Board of Directors (the “Board”) facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board is comprised of four directors, three of which are considered to be independent. Mr. Lundin and Mr. Calhoun are considered to be independent directors for the purposes of NI 58-101and the Company’s president and CEO, Mr. Provini and the Company’s CFO, Mr. Meekison are not considered to be independent.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to management or to the committees of the Board remains with the Board. The Board meets on a regular basis consistent with the state of the Company’s affairs and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The number of directors of the Company is fixed at four. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees here enlisted.

Directorship

The following is a list of each director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

Name of Director	Other Reporting Issuer

John Meekison	Ico Therapeutics Inc.
Sojourn Ventures Inc.

Brien Lundin	Thunderstuck Resources Ltd.
Sojourn Ventures Inc.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business and industry, and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation, the common law and the restrictions placed by the applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of director store commend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee. The Board currently performs those functions as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board determines the compensation for the directors and CEO. A summary of the compensation received by the Named Executive Officers of the Company for the financial year ended December 31, 2015 is provided in this management section under the heading: “Statement of Executive Compensation.” A summary of the compensation received by the directors for the financial year ended December 31, 2015 is provided in this management section under the heading: “Compensation to Directors”

Other Board Committees

Other than the audit committee described in this Management section under the heading “Audit Committee”, the Board has no other committees.

Assessments

The Board regularly assesses its own effectiveness and the effectiveness and contribution of each Board committee and Director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis describes and explains the Company’s policies and practices with respect to the 2015 compensation of its named executive officers, being its President and Chief Executive Officer (the “CEO”), Charles Provini, the Chief Financial Officer, Richard Childs, former Chief Financial Officer, John Meekison and Chief Technology Officer, Dennis Flood (each, a “Named Executive Officer” or “NEO”).

Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for performance philosophy. Compensation for this fiscal year and prior fiscal years have historically been based upon a negotiated salary, with stock options and bonuses potentially being issued and paid as an incentive for performance.

Option-based Awards

The Board recognizes that the Company operates in a competitive environment and that its performance depends on the quality of its employees. The board has the responsibility to administer compensation policies related to executive management of the Company, including option-based awards.

Shareholders have approved a stock option plan pursuant to which the Board has granted stock options to executive officers. The stock option plan provides compensation to participants and an additional incentive to work toward long-term company performance.

Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy. The stock option plan has been and will be used to provide share purchase options that are granted in consideration of the level of responsibility of the executive, as well as his or her impact and/or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Ventures Exchange, and closely align the interests of the executive officers with the interests of the Company’s shareholders.

Summary Compensation Table

All amounts presented in this section are presented in US dollars.

In accordance with the provisions of applicable securities legislation, the Company had four “Named Executive Officers” during the financial year ended December 31, 2015, namely Charles Provini, President and CEO, Richard Chhilds, CFO. John Meekison, former CFO and Dennis Flood, Chief Technology Officer. For the purpose of this information management section:

“CEO” of the Company means an individual who acted as Chief Executive Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” of the Company means an individual who acted as Chief Financial Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Executive Officer” of an entity means an individual who is:

a.	the chair of the Company, if any;

b.	the vice-chair of the Company, if any;

c.	the president of the Company;

d.	a vice-president of the Company in charge of a principal business unit, division or function including sales, finance or production;

e.	an officer of the Company (or subsidiary, if any) who performs a policy-making function in respect of the Company; or

f.	any other individual who performs a policy-making function in respect of the Company;

“Named Executive Officers or NEOs” means:

a.	the CEO of the Company;

b.	the CFO of the Company;

i.

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000;

ii.

any additional individuals for whom disclosure would have been provided under paragraph (i) above except that the individual was not serving as an executive officer of the Company, nor in a similar capacity, as at the end of the most recently completed financial year end.

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The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the financial years ended December 31, 2015.

Summary Compensation Table

For Financial Year Ending December31, 2015, 2014 and 2013

					Non-equity incentive plan compensation

Name and Principal Position	Year Ended December 31	Salary ($)(1)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compen- sation ($)

Charles	2015	275,000	Nil	102,000	Nil	Nil	Nil	60,000	437,000
Provini
President/	2014	275,000	Nil	Nil	Nil	Nil	Nil	60,000	335,000
Chief
Executive	2013	275,000	Nil	Nil	Nil	Nil	Nil	60,000	335,000
Officer

Richard
Childs,
Chief	2015	Nil	Nil	Nil	Nil	Nil	Nil	6,000	6,000
Financial
Officer (2)

John	2015	Nil	Nil	102,000	Nil	Nil	Nil	40,000	142,000
Meekison(3)
Chief	2014	Nil	Nil	Nil	Nil	Nil	Nil	48,000	48,000
Financial
Officer	2013	Nil	Nil	Nil	Nil	Nil	Nil	28,000	28,000

Dennis	2015	82,500	Nil	Nil	Nil	Nil	Nil	Nil	82,500
Flood
Chief	2014	165,000	Nil	Nil	Nil	Nil	Nil	Nil	165,000
Technology
Officer	2013	165,000	Nil	Nil	Nil	Nil	Nil	Nil	165,000

Notes:
_______________
1.	The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.
2.	Appointed as Chief Financial Officer on November 5, 2015.
3.	Appointed as Chief Financial Officer on April 27, 2012 and resigned on November 5, 2015.

The Company has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculation. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation show in the last column is total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share- Based and Option-Based Awards” table below.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The directors and Compensation Committee of the Company administer the Plan. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements may not exceed 10,520,000 shares of the Company. All options expire on a date not later than five years after the date of grant of such option.

The following table sets for the details of all awards outstanding as at December 31, 2015, including awards granted prior to the most recently completed financial year to the Named Executive Officers (“NEOs”).

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[1] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)

Charles Provini	300,000	0.97	February 8, 2016	Nil	Nil	Nil
President and CEO	300,000	0.58	April 30, 2020	Nil	Nil	Nil

John Meekison.	300,000	0.97	February 8, 2016	Nil	Nil	Nil
Former Chief Financial Officer	300,000	0.58	April 30, 2020	Nil	Nil	Nil

Dennis Flood	90,000	0.97	February 8, 2016	Nil	Nil	Nil
Chief Technology Officer

______________
1.	This amount is based on the difference between the market value of the Company’s common shares underlying the options as at December 31, 2015, which was $0.44 and the exercise price of the option.

Subsequent to the financial year ended December 31, 2015, each of Mr. Provini and Mr. Meekison were granted options to acquire 350,000 common shares of the Company at an exercise price of $0.40 expiring on January 13, 2016. Additionally, all of the options having an expiring date of February 8, 2016 as noted above, expired unexercised.

Value Vested or Earned During the Year

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company at the end of the most recently completed financial year to each of the NEOs.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Charles Provini	Nil	Nil	Nil
President and CEO

Richard Childs	Nil	Nil	Nil
Chief Financial Officer

John Meekison
Former Chief Financial	Nil	Nil	Nil
Officer

Dennis Flood	Nil	Nil	Nil
Chief Technology Officer

________________
1.

Dollar value that would have been realized is calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Company’s last completed financial year by the NEOs:

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized (1) ($)

Charles Provini	Nil	N/A	N/A	0
President and CEO

Richard Childs, Chief	Nil	N/A	N/A	0
Financial Officer

John Meekison
Former Chief Financial	Nil	N/A	N/A	0
Officer

Dennis Flood	Nil	N/A	N/A	0
Chief Technology Officer

______________
1.	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards exercised during the Company’s last completed financial year by the NEOs.

Name	Date of Grant	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)

Charles Provini	April 30, 2015	300,000	$0.58	April 30, 2020
President and CEO

Richard Childs	N/A	Nil	N/A	N/A
Chief Financial Officer

John Meekison
Former Chief Financial	April 30, 2015	300,000	$0.58	April 30, 2020
Officer

Dennis Flood	N/A	Nil	Nil	N/A
Chief Technology Officer

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than disclosed below, the Company does not have an employment contract with any of its Named Executive Officers. Each Named Executive Officer devotes a portion of his or her time to the Company and a portion of his or her time to other companies where he or she is a director and/or officer. Accordingly, the Named Executive Officers invoice the Company based on the percentage of time devoted to the Company.

Other than as disclosed below, neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers’ employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers’ responsibilities following a change in control.

The Company has entered into an Employment Agreement dated April 5, 2012 with Charles Provini for his services as President and Chief Executive Officer and such other capacities as the board of directors of the Company may designate from time to time. Pursuant to the Employment Agreement, Mr. Provini will be paid a base salary of US $275,000 per year. After the first anniversary of the date of the Employment Agreement, the base salary of US $275,000 per year may be reviewed periodically and increases in such base salary may be granted at the sole discretion of the Company’s board of directors. The Employment Agreement ends on the earliest of two years from the date of the Employment Agreement or any extension thereafter. Mr. Provini is entitled to certain option grants upon the achievement of certain revenue milestones by the Company. Mr. Provini shall also be entitled to receive options to purchase up to Five Hundred Thousand (500,000) shares of the Company’s common stock (the “Stock Options”) as follows: He shall receive Stock Options to purchase One Hundred Thousand (100,000) shares of the Company’s common stock upon the Company’s receipt of One Million Dollars ($1,000,000) of net revenue during the Term of his employment, and he shall receive Stock Options to purchase One Hundred Thousand (100,000) shares of the Company’s common stock for each additional One Million Dollars ($1,000,000) of net revenue received by the

Company during the Term of his employment (up to a maximum of Five Hundred Thousand (500,000) shares of the Company’s common stock). Options granted under this incentive plan will be priced at the lowest possible strike price approved by the Toronto Venture Exchange at the time of the grant. Mr. Provini may terminate the Employment Agreement at any time upon 30days’ written notice to the Company or immediately for cause. Should the Company terminate the Employment Agreement without cause, it is obligated to pay to Mr. Provini a lump sum payment of an amount equal to three month’s base salary, plus one year’s benefits. The Employment Agreement contains certain non-competition and non-solicitation provisions during the employment term. For a period of one year following the employment term, Mr. Provini cannot solicit business from current or potential clients or customers of Natcore or induce employees, consultants, etc. of the Company to terminate or not renew with the Company and may not directly or indirectly, engage in any business in the state of New Jersey or any other location in which the Company is then doing business, for the development, sale, service or distribution of process or equipment for the manufacture of solar panels (or any component thereof) or other alternative energy technology products or any similar business that is competitive with the business of the Company or its affiliates, including as a proprietor, principal, agent, partner, officer, director, shareholder, employee, member, consultant or otherwise.

In addition to his Employment Agreement, Mr. Provini, receives $60,000 per year for various administrative functions performed for one of the Company’s subsidiaries which is consolidated in the financial statements of the Company.

Compensation of Directors

The following table sets forth all amounts of compensation provided to directors who were not NEOs of the Company during the Company’s most recently completed financial year end.

Name	Fees Earned ($)[1]	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)

John	Nil	Nil	102,000	Nil	Nil	Nil	102,000
Calhoun

Brien	Nil	Nil	102,000	Nil	Nil	60,000	60,000
Lundin

Notes
______________
1.	The value of perquisites and benefits, if any, for each NEO was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

Directors are also eligible to participate in the Plan. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors.

Outstanding share-based awards and option-based awards

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company as at December 31, 2015, including awards granted prior to the most recently completed financial year to each of the Directors of the Company who were not Named Executive Officers.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date	Value (1) of Unexercised In- The- Money Options[1] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value[1] of Share-Based Awards That Have Not Vested ($)

Brien	300,000	0.58	April 30, 2020	Nil	Nil	Nil
Lundin	300,000	$0.97	February 8, 2016	Nil	Nil	Nil

John	300,000	0.58	April 30, 2020	Nil	Nil	Nil
Calhoun	300,000	$0.97	February 8, 2016	Nil	Nil	Nil

______________
1.	This amount is based on the difference between the market value of the Company’s common shares underlying the options as at December 31, 2015, which was $0.44, and the exercise price of the option.

Subsequent to the financial year ended December 31, 2015, each of Mr. Lundin and Mr. Calhoun were granted options to acquire 350,000 common shares of the Company at an exercise price of $0.40 expiring on January 13, 2016. Additionally, all of the options having an expiring date of February 8, 2016 as noted above, expired unexercised.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director, the values of all incentive plan awards that vested or were earned during the year ended December 31, 2015.

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Brien Lundin	Nil	Nil	Nil

John Calhoun	Nil	Nil	Nil

______________
1

Dollar value that would have been realized is calculated by determining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Company’s last completed financial year by the non-executive directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized[1] ($)

John Calhoun	Nil	N/A	N/A	0

Brien Lundin	Nil	N/A	N/A	0

_______________
1.	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during the Company’s last completed financial year to the NEOs.

Name	Date of Grant	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)

Brien	April 30,			April 30,
Lundin	2015	300,000	$0.58	2020

John	April 30,			April 30,
Calhoun	2015	300,000	$0.58	2020

Securities Authorized for Issuance Under Equity Compensation Plans

The only equity compensation plan that the Company has in place is its stock option plan (the “Plan”), which was previously adopted by the Company. As of December 31, 2015, the Stock Option Plan reserves a maximum of 10,520,000 Common Shares for issuance upon the exercise of options. Options granted under the Stock Option Plan will comply with the rules and regulations of the Exchange regarding share incentive arrangements.

The purpose of the Stock Option Plan is to attract and retain employees, consultants, officers and directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity, through share options, to acquire an equity interest in the Company and benefit from its growth. The Stock Option Plan authorizes the Board to grant, in its absolute discretion, stock options to directors, officers, employees or consultants on such terms, limitations, conditions and restrictions, as it deems necessary and advisable, subject to terms of the Plan and regulatory and Exchange approval.

Equity Compensation Plan Information as at December 31, 2015

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	5,275,000 common shares	$0.80	5,245,000 common shares

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	5,275,000 common shares	$0.80	5,245,000 common shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company’s last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as previously disclosed in an Information Circular, no informed person ( a director , officer or holder of 10% of more of the Shares) or proposed nominee for election as a director of the Company or any associate or affiliate of any such informed person or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

There are no other management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Receipt of Financial Statements

The Financial Statements of the Company for the financial year ended December 31, 2015 and the auditors’ report thereon will be presented to the Meeting. A copy is available online at www.sedar.com

Appointment of Auditors

Unless otherwise specified, the persons named in the enclosed instrument of proxy will vote for the reappointment of Dale Matheson Carr-Hilton LaBonte LLP, of Vancouver, B.C. as auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors. Dale Matheson Carr-Hilton LaBonte LLP was first appointed auditor of the Company on August 9, 2007.

Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at four. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations in the last five years and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Offices Held	Principal Occupation for Past Five Years (1)	Director Since	Shares Beneficially Owned or Controlled(2)

Charles Provini(5), Florida, U.S.A., President, Chief Executive Officer and Director

President and Chief Executive Officer of Natcore Technology, Inc., a private Delaware company, from January 2003 to present; President of C.R. Provini & Co. Inc., a private consulting firm from July 1996 to present.

		May 8, 2009	1,298,000 directly(3)

Brien Lundin(5), Louisiana, .S.A., Director	President of Jefferson Financial,Inc. (private consulting company) from November 2003 to present.	May 8, 2009	1,906,223 directly 1,100,000 Indirectly(4)

John Calhoun(5), Louisiana, U.S.A., Director	President of Fort Hill Resources LLC (private consulting company) from December 1997 to present.	May 8, 2009	640,900 directly

John Meekison, British Columbia, Canada, Director

Chief Financial Officer, iCo Therapeutics Inc., a biotech company developing drugs for eye diseases, April 2005 to present; Institutional Sales, Pacific International Securities Inc., March 2004 to March 2005.

		August 9, 2007	Nil directly10,000 indirectly(6)

_______________
(1)

The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof is based on information furnished by the transfer agent of the Company and by the nominees themselves.

(3)

Principal holder of Hawk Partnership LP, a limited partnership, which holds 1,298,000 common shares of which 1,000,000 shares have been lent to a third party under a loan which will mature by October 28, 2016.

(4)	Director and sole shareholder of Jefferson Financial Inc. which holds 1,100,000 common shares.
(5)	Member of Audit Committee.
(6)	10,000 shares are held by Mr. Meekison’s spouse.

Pursuant to the provisions of the Business Corporations Act of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of Brien Lundin, John Calhoun and Charles Provini. For additional information regarding the Company’s Audit Committee, please see below. The Company does not have an executive committee.

Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth above.

On August 5, 2015, the board of directors of the Company adopted an advance notice policy (the “Advance Notice Policy”), which was ratified by the shareholders of the Company on September 16, 2015. A copy of the Advance Notice Policy is filed under the Company’s profile on SEDAR at www.sedar.com. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the secretary of the Corporation prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

As at the date of this Information Circular and within the ten years before the date of this Information Circular, no proposed director:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

i.

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii.

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii.

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has within 10 years before the date of the Information Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

Approval of Amendments to Stock Option Plan

The board of directors has proposed amending the Company’s stock option to increase the number of common shares reserved thereunder to 12,250,000, subject to acceptance by the Exchange and the shareholders.

The purpose of the stock option plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to 10 years as determined by the board and are required to have an exercise price no less than the Discounted Market Price (as defined in the Exchange Policies). However, it is the practice of the Company to set exercise prices of options equal to or greater than the Market Price as defined by Exchange Policies based on the closing market price of the common shares prevailing on the day that the option is granted. Pursuant to the stock option plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company. The maximum number of common shares which may be issued pursuant to options granted under the stock option plan is 10,520,000 common shares and the Company proposes increasing this amount to 12,250,000 common shares. No other terms of the stock option plan will be amended, with the exception of certain housekeeping amendments as may be necessary to ensure the plan continues to meet the requirements of the Exchange.

In addition, the number of common shares which may be reserved for issuance:

(a)	to all optionees under the stock option plan in aggregate shall not exceed 20%;

(b)	to all Insiders as a group may not exceed 20%; and

(c)	to any one individual may not exceed:

	(i)	5% of the issued common shares on a yearly basis;

	(ii)	an aggregate of 2% of the issued common shares on a yearly basis if the optionees are engaged in investor relations activities; and

	(iii)	2% of the issued common shares to any one consultant.

Any options granted under the stock option plan vest on the date of grant unless determined otherwise by the board of directors, except for investor relations options. The stock option plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Unless such authority is withheld, the persons named in the enclosed proxy will vote for all of the resolutions in respect of the proposed stock option plan.

At the meeting, shareholders will be asked to pass a resolution in the following form:

“BE IT RESOLVED that the Company do approve the adoption of a stock option plan (the “Plan”) pursuant to which the directors may, from time to time, grant stock options to directors, officers, employees and consultants of the Company and its subsidiaries in the form tabled at the meeting, including:

(a)	the reservation, allotment and issue of up to 12,250,000 common shares under the Plan (or such additional number of common shares as may be approved from time to time by the shareholders; and

(b)	the grant of options under the Plan and under all other previously established share compensation arrangements which involve:

	(i)	the reservation to all optionees in aggregate of a maximum of 20% of the issued common shares; and

	(ii)	the reservation to any one optionee of a maximum of 5% of the issued common shares, or 2% of the issued common shares if the optionee is a consultant or is engaged in investor relations activities.”

Since the Plan also permits the directors to reserve up to 20% of the issued common shares under options granted to Insiders as a group, the Company must obtain approval of a majority of the shareholders at the meeting, excluding Insiders and their Associates, (the “disinterested shareholders”) to such specific term of the Plan

Accordingly, at the meeting disinterested shareholders will be asked to pass a resolution in the following form:

“BE IT RESOLVED by the disinterested shareholders that the directors have the discretion under the Plan to reserve common shares for issue upon exercise of stock options and all other previously established share compensation arrangements to all optionees who are Insiders in aggregate of a maximum of 20% of the issued common shares.”

The full text of the Plan will be available for viewing at the meeting. Pursuant to the policies of the Exchange, the Plan is required to be approved by an ordinary resolution of the shareholders entitled to vote in person or by proxy at the meeting. It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2015 and the report of the auditor thereon will be placed before the Meeting. The consolidated audited financial statements, report of the auditor and management’s discussion and analysis have been mailed to all shareholders with the Notice of Meeting and this Information Circular.

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at its registered offices at Suite 2080-777 Hornby Street, Vancouver, British Columbia, V6Z 1S4 to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

BOARD APPROVAL

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this17th day of August, 2016.

BY ORDER OF THE BOARD

“Charles Provini”

Charles Provini, President and CEO